CERTIFICATE OF REGISTERED OFFICE

Atlas Financial Holdings, Inc.

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111

We, Codan Trust Company (Cayman) Limited, Registered Office of **Atlas Financial Holdings, Inc.** (the "Company") **DO HEREBY CERTIFY** the following is an extract of Special Resolutions by the Shareholders of the Company on 29th May, 2014 and that such resolutions have not been modified.

THEREFORE, IT WAS RESOLVED AS A SPECIAL RESOLUTION THAT Article 124 of the Company's Articles of Association be and is hereby amended by its deletion in its entirety and the substitution of the following paragraph therefor:

" Every Director, Secretary, assistant Secretary, or other officer of the time being and from time to time of the Company (but not including the Auditors) and the personal representatives of the same (each an " Indemnified Person") shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person's own dishonesty, wilful default, or fraud, in or about the conduct of the Company' s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings

GENERAL REGISTRY CAYMAN ISLANDS

Uploaded: 31-Jul-2014 16:49 EST
Filed: 04-Aug-2014 10:29 EST